INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c)AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)


                       ALPHARX INC.
                     (Name of Issuer)


                       COMMON STOCK
             (Title of Class of Securities)

                        02081D208
                     (CUSIP Number)


                      July 19, 2004
(Date of Event Which Requires Filing of this Statement)



Check the following box to designate the rule pursuant to which this Schedule is filed:

      Rule 13d-1(b)
 X    Rule 13d-1(c)
      Rule 13d-1(d)

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act .


CUSIP No. 02081D208

1.  Name of Reporting Person I.R.S. Identification Nos. of
Above Persons (entities only)

Basso Capital Management, L.P. (BCM)

2. Check the Appropriate Box If A Member Of A Group
(See Instructions)

(a)
(b)

3. SEC Use Only

4. Citizen Or Place Of Organization:  Delaware

Number of Shares Beneficially Owned by Each ReportingPerson With:

5. Sole Voting Power

Basso Capital Management, L.P., (BCM) as investment manager to
Basso Equity Opportunity Holding Fund Ltd. and Basso Asset Management, L.P. (BAM), which is an affiliate of BCM and the investment manager to Basso Multi-Strategy Holding Fund Ltd., collectively holds 1,666,700 shares of common stock and 1,666,700 warrants exercisable into the common shares.

The share ownership is as follows:
BCM, as investment manager to Basso Equity Opportunity Holding Fund Ltd., beneficially owns in aggregate 733,400 common shares
BAM, as investment manager to Basso Multi-Strategy Holding Fund Ltd., beneficially owns in aggregate 2,600,000 common shares

6. Shared Voting Power

0

7. Sole Dispositive Power

Basso Capital Management, L.P., (BCM) as investment manager to Basso Equity Opportunity Holding Fund Ltd. and Basso Asset Management, L.P.
(BAM), which is an affiliate of BCM and the investment manager to Basso Multi-Strategy Holding Fund Ltd., collectively holds 1,666,700 shares of common stock and 1,666,700 warrants exercisable into the common shares.

The shares ownership is as follows:
BCM, as investment manager to Basso Equity Opportunity Holding Fund Ltd., beneficially owns in aggregate 733,400 common shares BAM, as investment manager to Basso Multi-Strategy Holding Fund Ltd., beneficially owns in aggregate 2,600,000 common shares

8. Shared Dispositive Power

0

9. Aggregate Amount Beneficially Owned by Each Reporting
Person

Basso Capital Management, L.P., (BCM) as investment manager to
Basso Equity Opportunity Holding Fund Ltd. and Basso Asset Management, L.P.
(BAM), which is an affiliate of BCM and the investment manager to Basso Multi-Strategy Holding Fund Ltd., collectively holds 1,666,700 shares of common stock and 1,666,700 warrants exercisable into the common shares.

The shares ownership is as follows:
BCM, as investment manager to Basso Equity Opportunity Holding Fund Ltd., beneficially owns in aggregate 733,400 common shares BAM, as investment manager to Basso Multi-Strategy Holding Fund Ltd., beneficially owns in aggregate 2,600,000 common shares

10. Check if the Aggregate Amount in Row (9) Excludes
Certain Shares
(See Instruction)

11. Percent of Class Represented by Amount in Row 9
8.16%


(The percentage was calculated by dividing 3,333,400 shares of common stock by 40,733,122 (which represents the sum of shares outstanding based on the latest information provided by Bloomberg, shares issued in a private placement and shares issued upon conversion of the convertible notes ))


12. Type of Reporting Person (See Instructions)   PN

Item 1:	Security and Issuer

1(a) 	Name of Issuer
Alpharx Inc.

1(b)	Address of Issuer's Principal Executive Offices

10-75 East Beaver Creek
Richmond Hill, ON L4B 1B8
Canada

Item 2:	Identity and Background

2(a)	Name of person Filing:

Basso Capital Management, L.P.

2(b)	Address of Principal Business Office or, if none,
Residence:

The address each of  BCM and BAM is:

1266 East Main Street
4th Floor
Stamford, CT 06902

2(c)	Citizenship/ Corporation organized
Delaware, USA

2(d)	Title of Class of Security
Common Stock

2(e)	Cusip Number
02081D208


Item 3: If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or 13d-2(c) promulgated under the Securities Exchange Act of 1934, check whether the filing is a:

a.	Broker or Dealer registered under Section 15 of the Act,
b.	Bank as defined in Section 3(a)(6) of the Act,
c.	Insurance Company as defined in Section 3(a)(19) of the Act,
d.	Investment Company registered under Section 8 of the Investment
        Company Act,
e.	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
f.	Employee Benefit Plan, or Endowment Fund in accordance with
        Rule 13d-1(b)(ii)(F),
g.	Parent Holding Company or Control Person, in accordance with
        Rule 13d-1(b)(ii)(G); (Note: see Item 7)
h.	A saving association as defined in Section 3(b) of the Federal
        Deposit Insurance Act (12 U.S.C. 1813)
i.	A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j.	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4:	Ownership

4(a)	Amount Beneficially Owned

Basso Capital Management, L.P., (BCM) as investment manager to Basso Equity Opportunity Holding Fund Ltd. and Basso Asset Management, L.P.
(BAM), which is an affiliate of BCM and the investment manager to Basso Multi-Strategy Holding Fund Ltd., collectively holds 1,666,700 shares of common stock and 1,666,700 warrants exercisable into the common shares.

The shares ownership is as follows:
BCM, as investment manager to Basso Equity Opportunity Holding Fund Ltd., beneficially owns in aggregate 733,400 common sharesBAM, as investment manager to Basso Multi-Strategy Holding Fund Ltd., beneficially owns in aggregate 2,600,000 common shares

4(b)	Percent of Class

8.16%

(The percentage was calculated by dividing 3,333,400 shares of common stock by 40,733,122 (which represents the sum of shares outstanding based on the latest information provided by Bloomberg, shares issued in a private placement and shares issued upon conversion of convertible notes )


4(c) 	Number of shares as to which the person has

(i) Sole Power to vote or to direct the vote
Basso Capital Management, L.P., (BCM) as investment manager to
Basso Equity Opportunity Holding Fund Ltd. and Basso Asset Management,L.P.
(BAM), which is an affiliate of BCM and the investment manager to Basso Multi-Strategy Holding Fund Ltd., collectively holds 1,666,700 shares of common stock and 1,666,700 warrants exercisable into the common shares.

The shares ownership is as follows:
BCM, as investment manager to Basso Equity Opportunity Holding Fund Ltd., beneficially owns in aggregate 733,400 common shares BAM, as investment manager to Basso Multi-Strategy Holding Fund Ltd., beneficially owns in aggregate 2,600,000 common shares

 (ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

Basso Capital Management, L.P., (BCM) as investment manager to Basso Equity Opportunity Holding Fund Ltd. and Basso Asset Management, L.P.
(BAM), which is an affiliate of BCM and the investment manager to Basso Multi-Strategy Holding Fund Ltd., collectively holds 1,666,700 shares of common stock and 1,666,700 warrants exercisable into the common shares.

The shares ownership is as follows:
BCM, as investment manager to Basso Equity Opportunity Holding Fund Ltd., beneficially owns in aggregate 733,400 common shares BAM, as investment manager to Basso Multi-Strategy Holding Fund Ltd., beneficially owns in aggregate 2,600,000 common shares

(iv) Shared power to dispose or to direct the disposition of

0

Instruction:
For computation regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5:	Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Instruction: Dissolution of a group requires a response to this item.

Item 6: Ownership of More than Five percent on Behalf of Another Person.

The shares of Alpharx Inc. described herein are held by BCM in its capacity as investment manager to Basso Equity Opportunity Holding
Fund Ltd. and its affiliate, BAM, in its capacity as investment manager to Basso Multi-Strategy Holding Fund Ltd., respectively
(collectively, Funds). Neither BCM nor BAM, jointly or severely, seeks to acquire or influence control of Alpharx and are deemed a passive investor. Each of BCM and BAM disclaim any beneficial ownership of the securities to which this Form relates for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, except as to Alpharx Inc. representing a portion of the undersigneds interest in the profits of the Funds.


Item 7: Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable


Item 8:	Identification and Classification of Members of
the Group

If a group his filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable


Item 9:	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of he group, in their individual capacity. See item 5.

Not Applicable

Item 10:	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 29, 2004


/s/ Howard Fischer
Signature

Howard I. Fischer
Authorized Signatory


                              EXHIBIT I


The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.
The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.



Basso Asset Management, L.P. , for itself and investment manager to Basso Multi-Strategy Holding Fund Ltd.


/s/ Howard Fischer
Authorized Signatory



Basso Capital Management, L.P., for itself and investment manager to Basso Equity Opportunity Holding Fund Ltd.




/s/Howard Fischer
Authorized Signatory